11016657

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 29 2011
DIVISION OF TRADING & MARKETS

OYC 7/6/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response...	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~66210~~ 37689

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/10 (MM/DD/YY) AND ENDING 04/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Rhodes Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

306 West Seventh Street, Suite 1000
(No. and Street)

Fort Worth	Texas	76102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 North Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jim G. Rhodes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rhodes Securities, Inc., as of April 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARILYN RUTH ZEHNTNER
Notary Public, State of Texas
My Commission Expires
January 26, 2015

Signature

President/CEO
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholder's Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

RHODES SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED APRIL 30, 2011

RHODES SECURITIES, INC.

CONTENTS

		PAGE
INDEPENDENT AUDITOR'S REPORT		1
STATEMENT OF FINANCIAL CONDITION		2
STATEMENT OF INCOME		3
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY		4
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		5
STATEMENT OF CASH FLOWS		6
NOTES TO THE FINANCIAL STATEMENTS		7 - 12
SUPPLEMENTARY INFORMATION		
Schedule I:	Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	14 - 15
Schedule II:	Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	16
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5		18 - 19
INDEPENDENT AUDITOR'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC Rule 17a-5		21 - 23

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Rhodes Securities, Inc.

We have audited the accompanying statement of financial condition of Rhodes Securities, Inc., as of April 30, 2011, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rhodes Securities, Inc., as of April 30, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
June 17, 2011

8750 N. Central Expressway, Suite 300 • Dallas, Texas 75231-6464 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

RHODES SECURITIES, INC.
Statement of Financial Condition
April 30, 2011

ASSETS

Cash	$ 157,094
Money market mutual funds	228,302
Receivable from brokers and dealers	447,646
Property and equipment, at cost, net of accumulated depreciation and amortization of $160,229	34,955
Related party receivables	124,599
Deferred income tax assets	40,711
Other assets	27,240
	$ 1,060,547

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued liabilities	$ 539,545
Income taxes payable-current	7,633
Total liabilities	547,178
Stockholder's equity:	
Preferred stock, no par value, 5,000,000 shares authorized, no shares of Series 1 issued or outstanding. Redeemable at discretion of Company for $1 per share; dividends paid at discretion of Board of Directors	--
Common stock, no par value, 10,000,000 shares authorized, 99,000 shares issued, 90,000 shares outstanding, and 9,000 shares held in treasury	21,000
Additional paid-in capital	33,100
Less: Treasury stock, at cost	(76,401)
Retained earnings	535,670
Total stockholder's equity	513,369
	$ 1,060,547

The accompanying notes are an integral part of these financial statements.

RHODES SECURITIES, INC.
Statement of Income
For the Year Ended April 30, 2011

Revenues:	
Commissions	$ 3,375,156
Margin interest	143,308
Interest income	181,276
Other	133,474
	3,833,214
Expenses:	
Commissions paid registered representatives	2,558,661
Compensation of officers and employees	758,160
Commissions and clearance paid all other brokers	275,241
Communications	41,831
Occupancy and equipment costs	83,295
Promotional costs	60,635
Regulatory fees and expenses	61,566
Other	63,270
	3,902,659
Net income (loss) before income taxes	(69,445)
Provision (benefit) for income taxes	(19,332)
Net income (loss)	$ (50,113)

The accompanying notes are an integral part of these financial statements.

RHODES SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended April 30, 2011

	Preferred Stock	Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Total
Balance, April 30, 2010	$ --	$ 21,000	$ 33,100	$ (76,401)	$ 585,783	$ 563,482
Net income (loss)	--	--	--	--	(50,113)	(50,113)
Balance, April 30, 2011	$ --	$ 21,000	$ 33,100	$ (76,401)	$ 535,670	$ 513,369

The accompanying notes are an integral part of these financial statements.

RHODES SECURITIES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended April 30, 2011

Balance, April 30, 2010	$	--
Additions		--
Retirements		--
Balance, April 30, 2011	$	--

The accompanying notes are an integral part of these financial statements.

RHODES SECURITIES, INC.
Statement of Cash Flows
For the Year Ended April 30, 2011

Cash flows from operating activities	
Net income (loss)	$ (50,113)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Depreciation	30,685
Deferred lease amortization	(4,811)
Deferred income tax benefit	(21,241)
Loss on asset disposal	1,523
Changes in operating assets and liabilities:	
Increase in receivable from brokers and dealers	(163,206)
Decrease in other assets	1,251
Decrease in related party receivables	5,953
Increase in accounts payable and accrued expenses	104,711
Decrease in income taxes payable	(934)
Net cash used by operating activities	(96,182)
Cash flows from investing activities	
Purchase of property and equipment	(16,014)
Net cash used by investing activities	(16,014)
Cash flows from financing activities	--
Net decrease in cash and cash equivalents	(112,196)
Beginning cash and cash equivalents	497,592
Ending cash and cash equivalents	$ 385,396
Supplemental Disclosures	
Cash paid for:	
Income taxes	$ 8,219

The accompanying notes are an integral part of these financial statements.

RHODES SECURITIES, INC.
Notes to the Financial Statements
April 30, 2011

Note 1 - Summary of Significant Accounting Policies

Rhodes Securities, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii). The exemptive provisions provide that all the funds and securities belonging to customers are handled by a clearing broker-dealer. The Company's main office is located in Ft. Worth, Texas and a branch office is located in Oklahoma City, Oklahoma. Additionally, the Company has several offsite representatives located throughout its market area.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include interest bearing accounts and money market mutual funds. A summary of cash and cash equivalents follows:

Cash	$ 157,094
Money market mutual funds	228,302
	$ 385,396

Revenue Recognition

Securities transactions (and related commission revenue and expense) are recorded on a trade date basis. Receivable from brokers and dealers is with the Company's clearing broker-dealer which is located in Richmond, Virginia.

Property and Equipment

Property and equipment are recorded at cost and consist of furniture, office equipment and leasehold improvements. Depreciation and amortization are computed using the straight-line method over estimated useful lives of 5 to 7 years for furniture and equipment and over the lease term of 5 years for leasehold improvements.

Note 1 - Summary of Significant Accounting Policies, continued

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

Tax benefits associated with uncertain tax positions are recognized in the period in which one of the following conditions is satisfied: (1) the more likely than not recognition threshold is satisfied; (2) the position is ultimately settled through negotiation or litigation; or (3) the statute of limitations for the taxing authority to examine and challenge the position has expired. Tax benefits associated with an uncertain tax position are derecognized in the period in which the more likely than not recognition threshold is no longer satisfied. Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

Note 2 - Net Capital Requirements, continued

At April 30, 2011, the Company had net capital of approximately $277,298 and net capital requirements of $50,000. The Company's ratio of aggregate indebtedness to net capital was 1.97 to 1. The SEC permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Property and Equipment

Property and equipment at April 30, 2011 consists of the following:

Furniture	$ 41,561
Equipment	69,522
Leasehold improvements	84,101
	195,184
Less accumulated depreciation and amortization	(160,229)
	$ 34,955

Depreciation expense aggregated $30,685 in 2011.

Note 5 - Income Taxes

The provision (benefit) for income taxes consists of the following:

Current		
State income tax expense	$	1,909
Deferred income tax benefit		(21,241)
Total tax benefit	$	(19,332)

Deferred income tax assets:		
Accrued liabilities (phantom stock)	$	11,475
Net property and equipment		13,243
Net operating loss carryforward for federal income taxes		15,993
	$	40,711

Deferred income taxes are primarily due to differences in the basis of property and equipment, and in phantom stock award liabilities between financial and income tax reporting, and a net loss carryforward for federal income taxes. Expected income tax expense from applying statutory rates to net income before income taxes differs from actual income tax expense because of permanent differences related to club dues, meals and entertainment. The net operating loss carryforward expires in 2031.

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

Note 6 - Defined Contribution Plan

The Company has a qualified 401(k) and profit sharing plan which covers all employees meeting certain eligibility requirements. Employees may contribute as much as 20% of their compensation up to a maximum of $16,500 to the plan. The Company may make matching 401(k) contributions or profit sharing contributions at its sole discretion. Total plan costs aggregated $88,576 for the year ended April 30, 2011.

Note 7 - Commitments and Contingencies

The Company is required to indemnify its clearing broker-dealer if a customer fails to settle a securities transaction, according to its clearing agreement. This activity may expose the Company to off balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Management was neither aware, nor had it been notified of any potential indemnification loss at April 30, 2011.

The Company leases office facilities under a noncancelable operating lease expiring in May 2016. The lease requires the Company to pay its pro rata share of certain operating expenses in excess of a specified amount. Future minimum commitments are as follows:

Year Ending April 30,	
2012	$ 51,919
2013	51,919
2014	55,277
2015	55,582
2016	58,942
Thereafter	4,937
	$ 278,576

The office lease contained incentives aggregating $28,861 that were amortized as reduction of rent expense on a straight line basis through January 2011. Rent expense relating to office facilities was approximately $23,000 for the year ended April 30, 2011, which is net of lease incentives, and month-to-month rents charged to registered representatives and Rhodes Investment Advisors, Inc. ("RIA") totaling approximately $30,000 (also see Note 8).

The Company granted an officer/employee 10,000 phantom shares of its common stock under a Phantom Stock Ownership Agreement ("the Agreement"), effective August 31, 2006. The Agreement provides such employee a means to participate in any appreciation in value of the Company without the employee holding any direct or indirect ownership interest in the Company. The Company agrees to pay the employee an amount equal to the difference in the value of the phantom shares at the end of the calendar quarter immediately before a triggering event and the value of the phantom shares set forth in the Agreement ($66,250). A triggering event is

Note 7 - Commitments and Contingencies, continued

defined as the employee's termination from service (other than for cause), a change in control of the Company, or the employee's disability.

The difference between the fair value of phantom shares and the value of the phantom shares set forth in the Agreement is $33,750 and is reflected in accrued liabilities in the accompanying financial statements. No triggering events have occurred through June 17, 2011.

Note 8 - Related Party Transactions

Investment advisory fees earned are reported as revenue of RIA an investment advisor registered with various states including Texas. The Company also provides general and administrative support to RIA under an expense sharing agreement. Expenses allocated and billed to RIA aggregated approximately $897,219 for the year ended April 30, 2011 and have been reported as reductions of various expenses in the statement of income (also see Note 7).

An unsecured, non-interest bearing receivable from RIA aggregating $124,599 at April 30, 2011 is shown as related party receivables in the accompanying statement of financial condition.

Supplementary Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

April 30, 2011

Schedule I

RHODES SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of April 30, 2011

Computation of Net Capital

Total ownership equity qualified for net capital		$ 513,369
Deductions and/or charges		
Non-allowable assets:		
Property and equipment	$ 34,955	
Related party receivables	124,599	
Deferred income tax asset	40,711	
Other assets	27,240	(227,505)
Other deductions and/or charges		
Excess deductible on fidelity bond		(4,000)
Net capital before haircuts on securities positions		281,864
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
Money market mutual funds		4,566
Net capital		$ 277,298

Aggregate Indebtedness

Items included in statement of financial condition	
Accounts payable and accrued liabilities	$ 539,545
Income taxes payable	7,633
Total aggregate indebtedness	$ 547,178

Schedule I (continued)

RHODES SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of April 30, 2011

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 36,497
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 50,000
Net capital in excess of minimum required	$ 227,298
Excess net capital at 1000%	$ 222,580
Ratio: Aggregate indebtedness to net capital	1.97 to 1

Reconciliation with Company's Computation

There were no material differences in the computation of net capital under rule 15c3-1 from the Company's computation.

Schedule II

RHODES SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of April 30, 2011

Exemptive Provisions

The Company has claimed an exemption from Rule 15c-3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: First Clearing, LLC

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended April 30, 2011

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Members
Rhodes Securities, Inc.

In planning and performing our audit of the financial statements and supplementary information of Rhodes Securities, Inc. (the "Company"), as of and for the year ended April 30, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

8750 N. Central Expressway, Suite 300 • Dallas, Texas 75231-6464 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses and, therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at April 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
June 17, 2011

Independent Auditor's Report

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended April 30, 2010

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Members
Rhodes Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended April 30, 2011, which were agreed to by Rhodes Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Rhodes Securities, Inc.'s compliance with the applicable instructions of the Assessment Reconciliation (Form SIPC-7). Management is responsible for Rhodes Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal) noting no differences;
2. Compared the amounts reported on the audited Form X-17a-5 for the year ended April 30, 2011 with the amounts reported in Form SIPC-7 for the year ended April 30, 2011 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
June 17, 2011

8750 N. Central Expressway, Suite 300 • Dallas, Texas 75231-6464 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended April 30, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-037689 FINRA APR 6/5/1987
RHODES SECURITIES INC
FORT WORTH CLUB BUILDING
306 WEST 7TH STREET
STE 1000
FORT WORTH, TX 76102

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Nancy Aston 817-334-0455

2. A. General Assessment (item 2e from page 2) $ 6,016

B. Less payment made with SIPC-6 filed (exclude interest) (2,520)
11-18-10
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 3,496

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,496

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,496

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

None

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Rhodes Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 15 day of June, 2011.

VP, COO, CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning May, 2010
and ending April, 2011
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,833,214
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	144
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	144
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,021,771
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	275,241
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 129,796	
Enter the greater of line (i) or (ii)	129,796
Total deductions	1,426,808
2d. SIPC Net Operating Revenues	$2,406,550
2e. General Assessment @ .0025	$ 6,016 (to page 1, line 2.A.)